FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following was posted to an internal Siebel Systems, Inc. website on December 5, 2005]

Q&A Between Siebel Employees and Oracle CEO Larry Ellison Town Hall Meeting, November 21, 2005

The following is an adapted version of the Q&A with Larry Ellison.

STRATEGY

What would be the number one reason for acquiring Siebel Systems? Is it the customers that we have? Is it the products that we have? Or is it us, the employees?

I really can’t distinguish between the products and the employees because the employees create the products. I can’t distinguish between the customers and the employees because the employees sell to the customers and support the customers and keep the customers happy. I mean if you didn’t have good employees you wouldn’t have any products and you wouldn’t have any customers. So we look at the entire business.

The best way to describe our rationale for buying Siebel is that it will put us in a #1 position in CRM. Clearly the assets of Siebel are its people, and we value those people and we know how good those people are, because you’re the ones who made Siebel #1 in CRM. You just can’t separate different pieces of the company.

How are you going to measure success in terms of the acquisition?

We have a plan at Oracle to grow our profitability 20% per year over the next five years. The first year, we grew our profitability by 28%. We think the Siebel acquisition is very important to our growth. Slightly more important than top-line growth is improved profitability. So we’re going to measure the success of this merger based on how it makes us a more profitable company.

The other thing we’re going to look at is our penetration in specific industries. There are some industries that Oracle is targeting where we can have a very strong footprint. Siebel will make us stronger.

In addition, Siebel is #1 in CRM. We need to hold that spot.

What are your plans for selling CRM, and what are your plans for selling into the Asian market?

We’re going to have one CRM dedicated sales force. The nucleus of that CRM sales force will be the Siebel team in the field – the people who right now are selling Siebel. We’ll be adding to that nucleus a lot of people from the Oracle and PeopleSoft CRM teams.

It’s one of the greatest advantages of merging. We should get some economies of scale and get some better account coverage. We should be able to invest more in building and selling applications to customers, especially in exciting emerging and rapidly growing markets like China.

What are your plans for integrating Siebel analytics with Oracle Applications?

I think it is a two-phased process. In phase one, as we develop applications, we’ll use the Siebel analytics tools to build analytic components in our applications. But immediately, in phase two, we’re going to create a separate analytics sales force. We’re going to retain the Siebel analytics sales force intact and go out and pursue the analytics market. So we’re going to be very, very careful not to damage an organization that already has momentum and make sure not to lose that focus when this merger is complete. In fact, we’re going to try to enlarge the sales force and strengthen it and make it the nucleus of Oracle’s offering in the analytics space.

How would you counsel a customer who is considering purchasing Siebel’s component assembly product given the

Oracle Project Fusion direction?

If it made sense to you before to consider purchasing Siebel’s product it should make sense to you going forward. If you’re looking at a Siebel product, no need to suddenly change direction. You’ve done your evaluation by presumably looking at all the options, and whatever you pick, we’re going to be supporting it for years to come and you should go ahead and implement that product. If it made sense to you during the decision making process, that choice has validity after the merger as well as before.

Oracle and Siebel are both strong in the American market but not in the European market, and SAP is making inroads in America. Can you tell us a little about the reason for this and what you have in mind for countering this?

I think they’ve sold a lot of big deals to existing customers. They have some very big customers, so when they go back to Exxon and sell Exxon the mySAP license for $50 million or $70 million, people look at it as if they are taking huge share in America.

Also, what they call market share is really their sales last quarter versus our sales last quarter. Let’s say SAP had one deal in North America and we had no deals. According to SAP’s calculations, they would have taken 100% North American market share. That’s how their calculator works. It just measures last quarter’s sales. If we actually count the installed base, which is real market share, it looks different.

Now if they have one sale for a dollar and we have zero sales in North America they have not moved to 100% market share. That’s a flawed calculation. It’s a very important calculation from a marketing standpoint and creates the illusion of momentum. Even so, it’s very important that we retain our strong vision in North America. I’m pretty confident that we can sustain our position in North America.

Copyright© 2005 Oracle. All rights reserved. Oracle, JD Edwards, PeopleSoft, and Retek are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.

2 TIMING

Now that the DOJ has cleared the merger, can you describe the top-level steps and timing?

There are several steps still left. We still need to get approval from the European Commission. Oracle needs to complete an S-4 with the SEC, because we plan to use a combination of cash and stock to purchase the company, and so we need to provide additional information about our business for those agreeing to take stock. Siebel also needs to schedule a shareholders’ meeting to vote on the deal. The current best estimate for the transaction to close would be mid-to late January if final regulatory clearances are received.

We have quite a few releases that are under way. Since you’re been through this before, how much time do you think we will lose as a result of the distraction around the time of the merger, and how that will affect our release dates?

I’d be very disappointed if the chaos lasted more than two weeks. Everyone said we were crazy because we made fast decisions about PeopleSoft and especially since we didn’t have a lot of preparation or information leading up to the merger because it was a hostile takeover. We were still determined to make decisions very, very rapidly so everyone knew what their jobs were and who they were working for, so they could get back to work. We don’t believe in a slow merger approach. I’d rather make a few mistakes than drag everything out trying to get everything right, because you won’t get it all right anyway.

Siebel management is deeply engaged in all of this and in the planning process so I think, unlike PeopleSoft, we should be able to get a new structure in place and everyone assigned to their jobs very quickly. Keep in mind, most of your jobs won’t change. If you’re working on this release, you’ll keep working on it. We’re going to finish virtually all the ongoing releases. If you’re supporting customers you’ll keep supporting customers. We’re going to create a completely separate CRM sales force led by the Siebel teams. OnDemand continues doing what they’re doing in terms of developing the products, selling the products, and supporting customers, so there won’t be a lot of changes. I’ve publicly said that Siebel will be the centerpiece of Oracle’s CRM strategy going forward so we think it’s very, very clear what we have to do to get these two companies glued together. We think we can do it very, very quickly with minimal loss of efficiency and loss of productivity.

COMPATIBILITY

When we were a standalone company, it was important for us to be able to work with different middleware and database vendors. Is that true any more given all the consolidation? There is still some question of whether, for instance, the new stack will run on all the database vendors or it if it will take advantage of proprietary Oracle features. So, if you’re SQL compliant, J2EE compliant, but your apps use very specific functionality, I’m wondering if this is a new world now and it’s almost more of a proprietary stack again.

Well, I hate to use the word “proprietary.” That wouldn’t be the word I’d use. But the issue is, as we look at it, if I could push a magic button and we could support DB2 underneath all of our applications and SQL Server underneath all of our applications with no additional development effort and no degradation in performance or security, I’d push the magic button.

However, I’m perfectly happy to go out and see our database compete with Microsoft’s database based on performance, security, reliability, and all of those other things. I think we could compete effectively. And I think giving the customers a choice is a good thing. But we are still studying whether we’re going to support Fusion applications on DB2 and SQL Server. We’ve made no decision. The answer is just not obvious to me. We are talking to customers, especially those who chose DB2 and SQL Server.

EMPLOYMENT

Can you tell us what to expect from the culture and environment at Oracle and how different it will be from the Siebel environment?

All I know about the Siebel environment is what I know anecdotally and from the conversations I’ve had with Tom and his team. Siebel has been enormously successful. Siebel is the #1 CRM company in the world, and it has a long history of success. We’re also used to being successful.

Our culture encourages, promotes, and rewards success, and I don’t think Siebel is any different. In fact, people have said that we were going to have a terribly difficult time merging the very different PeopleSoft culture with the radically different Oracle culture. Well, it didn’t turn out to be that way. Siebel develops excellent products. PeopleSoft developed excellent products. The PeopleSoft sales force was led by an ex-Oracle sales person. Siebel was led for years by an ex-Oracle sales person, Tom Siebel. A long history of winning. A long history of success.

I think the cultures will merge very, very nicely. PeopleSoft was a world leader in HRMS, and it’s done very nicely in ERP. Siebel is the world leader in CRM and is doing very nicely in OnDemand and business intelligence. Oracle, a world leader in database, is doing very nicely in middleware and applications. I think these cultures will get together and work very well going forward. After all, so many Oracle people found their way to Siebel. So many Oracle people found their way across the bay to PeopleSoft.

Assuming that everything does fall in place as far as the approvals go, what kind of standard processes do you follow in case of transferring employees from Siebel to Oracle? Would you be issuing new offers within a week’s time or what is the standard process there?

We’re going through the planning right now and we’ll provide additional clarity over the next few weeks about what the process will be and when more information can be expected. The key thing is that we will move quickly because any uncertainty at all just drives people crazy, including me. We’re going to get everything in place so you know what your job is, who your manager is so you can get back to work as soon as possible. The uncertainty does our employee base on both sides no good, so we want to get all of that clarified as quickly as humanly possible.

What are your views for returning employees?

Oracle is thrilled to have them back. We have a policy to rehire some employees that have worked at Oracle before. We have no prejudice. Just the opposite. We find that when they left, they got valuable experience, and we’re excited about them coming back to use that experience to contribute even more to Oracle.

Oracle has made a large number of acquisitions recently, and I’m curious as to whether that’s going to drive you to a larger overall corporate reorganization and what the criteria you’d use to do that and when you think it might happen?

We aren’t going to go through any massive reorganization. Before we started acquiring companies, we decided what our organization would look like. It’s a mistake to buy a number of companies and then think about how to organize. That’s the wrong order. We adopted a strategy, decided on an organization, and then made acquisitions to fill in features, functions, and capabilities based on the overall strategy.

Can you give us an approximate timeframe for facility closures related to the merger?

If we have space here at Oracle headquarters, we will fill those spots. We will choose the space that provides the best possible working environment at the lowest possible cost for Oracle. As far as branch offices, we’ll do space consolidation over time. If you’re in Boston and Siebel has an office close to an Oracle office and there’s space in the Oracle office and we can sublease the Siebel office, we’ll move you from the Siebel office to the Oracle office in Boston. If Siebel has a better facility, we can move Oracle people into the Siebel facility. We try to rationalize the space and provide decent office housing for our employees, but again, I’m sure we’re going to end up with surplus real estate, which we’re going to have to sublease.

IMPORTANT INFORMATION

The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed by Ozark Holding Inc. with the SEC on October 19, 2005, as amended (Registration No. 333-129139), containing a preliminary proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. ANY OFFER OF SECURITIES WILL ONLY BE MADE PURSUANT TO A DEFINITIVE PROXY STATEMENT/ PROSPECTUS. The final proxy statement/prospectus will be mailed to stockholders of Siebel Systems and investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel Systems and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel Systems’ directors and executive officers is available in Siebel Systems’ proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel Systems. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel Systems, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel Systems, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel Systems could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel Systems.

Copyright ©2005 Oracle. All rights reserved. Oracle, JD Edwards, PeopleSoft, and Retek are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.